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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

VEECO INSTRUMENTS INC.

(Name of Subject Company (Issuer))

VEECO INSTRUMENTS INC.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE PER SHARE,
HELD BY CERTAIN OPTION HOLDERS UNDER THE

VEECO INSTRUMENTS INC. 1992 EMPLOYEES' STOCK OPTION PLAN,
VEECO INSTRUMENTS INC. 2000 STOCK OPTION PLAN,
VEECO INSTRUMENTS INC. 2000 STOCK OPTION PLAN FOR NON-OFFICER EMPLOYEES,
CVC, INC. 1997 STOCK OPTION PLAN, AND
APPLIED EPI, INC. 1993 STOCK OPTION PLAN

(Title of Class of Securities)

922417 10 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gregory A. Robbins
Vice President and General Counsel
Veeco Instruments Inc.
100 Sunnyside Blvd., Suite B
Woodbury, NY 11797
(516) 677-0200

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Value Valuation*	Amount of Filing Fee

$5,546,490	$448.71

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 708,364 shares of common stock of Veeco Instruments Inc., having an aggregate value of $5,546,490 as of December 17, 2003, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

        / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.
Filing party:
Date filed:

        / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        / / third party tender offer subject to Rule 14d-1.

        /x/ issuer tender offer subject to Rule 13e-4.

        / / going-private transaction subject to Rule 13e-3.

        / / amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. /x/

 INTRODUCTORY STATEMENT

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on December 18, 2003, is the final amendment relating to Veeco's offer to exchange certain options to purchase shares of its common stock held by eligible employees for replacement options. The purpose of this amendment is to report the results of the offer to exchange.

 Item 4.    Terms of the Transaction.

        Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

        The Offer expired at 12:00 midnight New York City Time on January 20, 2004. Pursuant to the Offer, the Company accepted for cancellation 141,935 options, which represented approximately 21% of all eligible options. Subject to the terms and conditions of the Offer, the Company will grant replacement options to purchase approximately 56,774 shares of the Company's common stock in exchange for the options cancelled in the Offer.

2

 Item 12.    Exhibits.

  (a)
  (1) Offer to Exchange, dated December 18, 2003, including the cover letter to employees dated December 18, 2003 and the Stock Option Election Agreement attached to the Offer to Exchange as Schedule B.*

  (2)
  Form of Stock Option Election.*

  (3)
  Form of Confirmation to Employees.*

  (4)
  Announcement to Employees.*

  (5)
  Annual Report on Form 10-K for the year ended December 31, 2002.1

  (6)
  Form of PowerPoint Presentation.*

  (7)
  Form of Reminder Notice, dated January 13, 2004.*

  (8)
  Form of Notice, dated January 23, 2004.

  (9)
  Form of Confirmation to Employees.

  (b)
  Not applicable.

  (d)
  (1) Veeco Instruments Inc. 1992 Employees' Stock Option Plan2

  (2)
  Veeco Instruments Inc. 2000 Stock Option Plan3

  (3)
  Veeco Instruments Inc. 2000 Stock Option Plan For Non-Officer Employees4

  (4)
  CVC, Inc. 1997 Stock Option Plan5

  (5)
  Applied Epi, Inc. 1993 Stock Option Plan6

  (g)
  Not applicable.

  (h)
  Not applicable.

*
Previously filed.

Incorporated by reference to Veeco Instruments Inc.'s Annual Report on Form 10-K (No. 000-16244) filed with the SEC on March 27, 2003.

2
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-08981) filed with the SEC on July 26, 1996, (No. 333-35009) filed with the SEC on September 5, 1997, and (No. 333-79469) filed with the SEC on May 27, 1999.

3
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-39156) filed with the SEC on June 13, 2000, (No. 333-66574) filed with the SEC on August 2, 2001, (No. 333-88946) filed with the SEC on May 23, 2002, and (No. 333-107845) filed with the SEC on August 11, 2003.

4
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-49476) filed with the SEC on November 7, 2000 and (No. 333-66574) filed with the SEC on August 2, 2001.

5
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-36348) filed with the SEC on May 5, 2000.

6
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-69554) filed with the SEC on September 18, 2001.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

VEECO INSTRUMENTS INC.
By:	/s/ GREGORY A. ROBBINS Name: Gregory A. Robbins Title: Vice President and General Counsel Date: January 26, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated December 18, 2003, including the cover letter to employees dated December 18, 2003 and the Stock Option Election Agreement attached to the Offer to Exchange as Schedule B.*
(a)(2)	Form of Stock Option Election.*
(a)(3)	Form of Confirmation to Employees.*
(a)(4)	Announcement to Employees.*
(a)(5)	Annual Report on Form 10-K for the year-ended December 31, 2002.[1]
(a)(6)	Form of PowerPoint Presentation.*
(a)(7)	Form of Reminder Notice, dated January 13, 2004.*
(a)(8)	Form of Notice, dated January 23, 2004.
(a)(9)	Form of Confirmation to Employees.
(d)(1)	Veeco Instruments Inc. 1992 Employees' Stock Option Plan[2]
(d)(2)	Veeco Instruments Inc. 2000 Stock Option Plan[3]
(d)(3)	Veeco Instruments Inc. 2000 Stock Option Plan For Non-Officer Employees[4]
(d)(4)	CVC, Inc. 1997 Stock Option Plan[5]
(d)(5)	Applied Epi, Inc. 1993 Stock Option Plan[6]

*
Previously filed.

1
Incorporated by reference to Veeco Instruments Inc.'s Annual Report on Form 10-K (No. 000-16244) filed with the SEC on March 27, 2003.

2
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-08981) filed with the SEC on July 26, 1996, (No. 333-35009) filed with the SEC on September 5, 1997, and (No. 333-79469) filed with the SEC on May 27, 1999.

3
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-39156) filed with the SEC on June 13, 2000, (No. 333-66574) filed with the SEC on August 2, 2001, (No. 333-88946) filed with the SEC on May 23, 2002, and (No. 333-107845) filed with the SEC on August 11, 2003.

4
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-49476) filed with the SEC on November 7, 2000 and (No. 333-66574) filed with the SEC on August 2, 2001.

5
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-36348) filed with the SEC on May 5, 2000.

Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-69554) filed with the SEC on September 18, 2001.

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS